China Natural Resources, Inc.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

February 9, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	China Natural Resources, Inc.
Registration Statement on Form F-3
File No. 333-268454

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Natural Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-268454), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on February 10, 2023, or as soon as practicable thereafter.

CHINA NATURAL RESOURCES, INC.

By:	/s/ Wong Wah On Edward
Name:	Wong Wah On Edward
Title:	Chairman and Chief Executive Officer